

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Teresa Reed
Vice President
Jersey Central Power & Light Company
300 Madison Avenue
Morristown, NJ 07962

> **Re: Jersey Central Power & Light Company**
> **Registration Statement on Form S-4**
> **Filed April 1, 2025**
> **File No. 333-286328**

Dear Teresa Reed:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Erin E. Martin, Esq.